Exhibit 99.1

SATÉLITES MEXICANOS, S.A. DE C.V. ANNOUNCEMENT:

SATMEX ORDERS NEW STATE-OF-THE-ART SATELLITE FOR LATIN AMERICAN SERVICE

MEXICO CITY, July 17, 2013 — Satélites Mexicanos S.A. de C.V. (Satmex) announced today that it has entered into an agreement with Boeing Satellite Systems International (Boeing) for the design, construction and delivery of Satmex 9, the latest communications satellite in its fleet. Satmex 9 will be launched from Cape Canaveral, Florida and will use SpaceX’s Falcon 9 rocket. The launch is scheduled for the fourth quarter of 2015.

Satmex 9 is a satellite with 48 Ku band equivalent transponders, capable of serving all of Satmex’s Latin American customers in the video, telecommunications and government sectors. The satellite will provide new capacity for expansion, providing Satmex with a strong foundation for its growth plans. The Boeing 702SP product line is a complementary fit for Satmex’s expansion strategy, offering an innovative design with capabilities that provide flexible service offerings to meet the growing demands of Satmex’s prestigious customer portfolio.

“We are very pleased to announce the newest satellite in our fleet, Satmex 9,” said Patricio Northland, Chief Executive Officer of Satmex. “Satmex 9 will be an important component of our future growth strategy. Co-located with Satmex 8 at the 116.8° W orbital position, it will provide much needed capacity to our DTH and telecommunication customers. They will be able to utilize Satmex 9 to meet their transmission needs on a more cost effective basis by using the same terrestrial infrastructure they are currently using on Satmex 8. Satmex 9 will continue our momentum, most recently demonstrated through the successful launch and deployment of Satmex 8.”

The procurement of Satmex 9 is part of a global cooperation agreement with Asia Broadcast Satellite (ABS), involving the manufacture and delivery of four satellites, and the option for four additional satellites, all at fixed prices. As previously announced, the Satmex 7 and ABS-3 satellites are currently under construction by Boeing. The purchase and delivery of these satellites are governed by a Master Procurement Agreement entered into by Boeing, ABS and Satmex, and is subject to separate satellite procurement agreements between Boeing and each of Satmex and ABS. Both Satmex and ABS will have the ability to convert the optional satellites to firm orders as they may determine in the future.

About Satmex

Satélites Mexicanos (Satmex) is a significant provider of fixed satellite services (FSS) in the Americas, with coverage of more than 90% of the population of the region. As one of only two privately-managed FSS providers based in Latin America, Satmex (together with its predecessors) has designed, procured, launched and operated three generations of satellites over a 25 year period. Satmex’s current fleet is comprised of three satellites in highly attractive, contiguous orbital slots that enable its customers to effectively serve their entire coverage footprint utilizing a single satellite connection.

Contact: Juan A. García-Gayou, +52(55) 2629-5800

About Asia Broadcast Satellite (ABS)

Asia Broadcast Satellite (ABS) is one of the fastest growing premium satellite operators in the world. ABS offers a complete range of End-to-End solutions including direct-to-home (DTH) and cable TV distribution (CATV), cellular backhaul, VSAT and Internet backbone services with diverse IP transit through its European and Asian internet gateways. ABS’ satellite fleet includes five operational satellites with a sixth satellite (ABS-2) under construction and expected to be launched in late 2013, providing coverage over Asia, Africa, the Middle East, Europe and CIS countries ABS has ordered two new Boeing 702SP satellites with the options to add more satellite over the next 2-3 years to its growing satellite fleet. For more information, visit www.absatellite.com

About Boeing

A unit of The Boeing Company, Boeing Defense, Space & Security is one of the world’s largest defense, space and security businesses specializing in innovative and capabilities-driven customer solutions, and the world’s largest and most versatile manufacturer of military aircraft. Headquartered in St. Louis, Boeing Defense, Space & Security is a $33 billion business with 59,000 employees worldwide. Follow us on Twitter: @BoeingDefense.

About SpaceX

SpaceX designs, manufactures and launches the world’s most advanced rockets and spacecraft. With a diverse manifest of 40 launches to deliver commercial and government satellites to orbit, SpaceX is the world’s fastest growing space launch company. In 2010, SpaceX became the first commercial company in history to put a spacecraft into orbit and return it safely to Earth. With the retirement of the space shuttle, the SpaceX Falcon 9 rocket and Dragon spacecraft will soon carry cargo, and one day astronauts, to and from the Space Station for NASA. Founded in 2002 by Elon Musk, SpaceX is a private company owned by management and employees, with minority investments from Founders Fund, Draper Fisher Jurvetson, and Valor Equity Partners. The company has over 1,600 employees in California, Texas, Washington, D.C., and Florida. For more information, visit www.SpaceX.com.

Safe Harbor and Forward-Looking Statements

This press release contains forward-looking statements. All forward-looking statements in this news release reflect Satmex’s current analysis of existing facts and information and represent Satmex’s judgment only as of the date of this news release. Actual events or results might differ materially from these statements due to risks and uncertainties. Among other things, Satmex cannot be certain of the amount of expenditures that ultimately will be required to build and launch Satmex 9, the successful completion of the Satmex 9 program or the effect of any such events or matters on Satmex’s customers, financial condition and results of operations. Satmex expressly disclaims any intent or obligation to update these forward-looking statements, except as required by law. For a discussion of certain of the risks, uncertainties and other factors affecting the statements contained in this news release, see the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 and subsequent Periodic Reports on Form 6-K.